Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

WISCONSIN PUBLIC SERVICE CORPORATION

(Exact name of registrant as specified in its charter)

Wisconsin	**39-0715160**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
800-450-7260
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Barth J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P.O. Box 19001
Green Bay, Wisconsin 54307-9001
Telephone Number: 800-450-7260
or
Jodi J. Caro, Assistant Secretary
Wisconsin Public Service Corporation
130 East Randolph Street
Chicago, Illinois 60601-6207
Telephone Number: 800-450-7260
(Name, address, including zip code, and telephone number, including area code, of agents for service)

with a copy to:

Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Telephone Number: (414) 297-5668

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as the registrant shall determine in light of market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Preferred Stock, par value $100.00 per share	$30,000,000	$3,438
Depositary Shares representing interests in Preferred Stock(2)	(3)	(3)

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o).
(2) Each Depositary Share will be issued under a deposit agreement, will represent an interest in a fractional share of Preferred Stock and will be evidenced by a depositary receipt.
(3) The value attributable to the Depositary Shares is reflected in the value attributable to the underlying Preferred Stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permited.

PROSPECTUS

Subject to Completion Dated July 2, 2012

$30,000,000

Wisconsin Public Service Corporation

700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001

Preferred Stock
Depositary Shares Representing Interests in Preferred Stock

We intend to offer up to $30,000,000 aggregate par value of one or more series of our preferred stock, par value $100 per share, and/or depositary shares, each representing an interest in a fractional share of our preferred stock of a specified series, at such times and on such terms as we may determine in the light of market conditions and other factors. The specific designation, aggregate number of shares, purchase price, dividend rate and date from which dividends will be cumulative, redemption terms, amounts payable in the event of liquidation, voting rights and other specific terms of the preferred stock and/or depositary shares will be set forth in an accompanying prospectus supplement, together with the terms of offering of the preferred stock and/or depositary shares. See also “Description of Preferred Stock” and “Description of Depositary Shares.”

We may sell the preferred stock and/or depositary shares to or through underwriters, directly to other purchasers, or through agents. The prospectus supplement will set forth the names of any underwriters or agents involved in the sale of the preferred stock and/or depositary shares, the nature of the underwriting arrangements, the number of shares to be purchased by the underwriters and the compensation of the underwriters or agents.

This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

See “Risk Factors” in the accompanying prospectus supplement or in such other document we refer you to in the accompanying prospectus supplement for a discussion of certain risks that prospective investors should consider before investing in our preferred stock and/or the depositary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________ , 2012.

TABLE OF CONTENTS

This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus and any accompanying prospectus supplement together with the more detailed information regarding our company, our securities and our financial statements and notes to those statements that appear elsewhere in this prospectus or that we incorporate in this prospectus by reference.

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus or any prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement, as applicable.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this prospectus with the accompanying prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference into this prospectus and the accompanying prospectus supplement for information on us and our financial statements.

The Offering

Company..	Wisconsin Public Service Corporation
Securities Being Offered...............................	Not exceeding $30,000,000 of our preferred stock and/or of depositary shares representing interests in our preferred stock

The Company

Business..	Regulated electric and natural gas utility	
Service Area..	Approximately 11,000 square miles in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan	
Sources of Total Operating Revenues for the Year Ended December 31, 2011............................	78% Electric; 22% Natural Gas	
Customers (approximate) at December 31, 2011	Electric-441,000; Natural Gas-319,000	
Sources of Electric Supply in 2011	Owned Generation Units	
	Coal	58.9%
	Wind	2.1%
	Hydroelectric	1.8%
	Natural gas, fuel oil and tire derived	0.9%
	Total owned	63.7%
	Purchased Power	
	Nuclear	18.2%
	Natural gas	10.9%
	Hydroelectric	3.9%
	Wind	1.4%
	Other (including Midwest Independent Transmission System Operator, Inc.)	10.8%
	Total purchased power	45.2%
	Opportunity Sales	(8.9%)

Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (Unaudited) *

	Year Ended December 31,				Three Months Ended March 31,
2007	**2008**	**2009**	**2010**	**2011**	**2012**
4.4	4.7	3.9	4.3	4.4	6.0

_____

*　　　In computing the ratios, earnings represent income from continuing operations before federal and state income taxes and fixed charges, less undistributed earnings of less than 50% owned affiliates. Fixed charges represent interest expense, allowance for borrowed funds used during construction and the estimated interest component of rentals. Preferred stock dividend requirements are computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.

Where You Can Find More Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

We have filed with the Commission a Registration Statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is part of that registration statement, but does not contain all of the information contained in the registration statement or its exhibits, certain parts of which we have omitted in accordance with the rules and regulations of the Commission. For further information, you should refer to the registration statement and its exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission are not necessarily complete. You should refer to the copy of the document filed with the Commission for a more complete description of the matter involved.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (our File No. is 1-3016) and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

1. Our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed on February 29, 2012.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which was filed on May 3, 2012.

3. Our Current Report on Form 8-K dated April 23, 2012, which was filed on April 25, 2012.

You may request a copy of these filings, at no cost, by writing to or telephoning us at either of the following addresses:

Wisconsin Public Service Corporation
Attn: Secretary
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-1727

Wisconsin Public Service Corporation
Attn: Assistant Secretary
130 East Randolph Street
Chicago, Illinois 60601-6207
(312) 240-4303

Our reports are also available on the website of our parent company, Integrys Energy Group, Inc., located at http://www.integrysgroup.com/investor/, and can be accessed by selecting "SEC Filings."

THE COMPANY

We are a wholly owned subsidiary of Integrys Energy Group, Inc. Any obligations relating to the preferred stock and/or the depositary shares representing interests in the preferred stock offered pursuant to this prospectus, however, are solely our obligations, and Integrys Energy Group is not obligated to make any dividend or payments on the redemption or liquidation of our preferred stock and/or the depositary shares representing interests in our preferred stock.

We are a regulated electric and natural gas utility that generates electricity and distributes electricity and natural gas in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. As of December 31, 2011, our regulated electric utility operations served approximately 441,000 residential, commercial and industrial, wholesale and other customers. Wholesale electric service is provided to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities and municipal joint action agencies. As of December 31, 2011, our regulated natural gas utility served approximately 319,000 residential, commercial and industrial, transportation and other customers. In 2011, electric revenues accounted for 78% of total revenues, while natural gas revenues accounted for 22% of total revenues. Retail sales accounted for 80.3% of our 2011 electric revenues. We were incorporated under the laws of the State of Wisconsin in 1883. Our executive offices are at 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307. Our telephone number is 800-450-7260.

The Public Service Commission of Wisconsin regulates our Wisconsin retail utility rates and service and any issuance of securities by us. The Michigan Public Service Commission regulates our Michigan retail utility rates and service. The Federal Energy Regulatory Commission regulates our wholesale electric rates, hydroelectric projects and certain other matters. We must also comply with mandatory electric system reliability standards developed by the North American Electric Reliability Corporation, the electric reliability organization certified by the Federal Energy Regulatory Commission. The Midwest Reliability Organization is responsible for the enforcement of the North American Electric Reliability Corporation's standards for us. We are also subject to state and federal environmental regulation and to limited regulation by local authorities.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the proceeds from the sale of the preferred stock and/or depositary shares to redeem any or all of the following currently outstanding shares of our preferred stock: 150,000 shares of 6.76% series preferred stock at a redemption price of $103.35 per share, and 150,000 shares of 6.88% series preferred stock at a redemption price of $100.34 per share, if redeemed before June 1, 2013, and $100.00 per share, if redeemed on or after June 1, 2013, in each case, plus the amount of accumulated and unpaid dividends on such 6.76% series preferred stock or 6.88% series preferred stock at the date of redemption. Any remaining proceeds will be used for other general corporate utility purposes.

DESCRIPTION OF PREFERRED STOCK

The description of the preferred stock offered in the accompanying prospectus supplement modifies and supplements the following description. Please read both descriptions. The following is a summary of the material provisions of our preferred stock, based principally upon provisions in our restated articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the more detailed provisions of the preferred stock set forth in our restated articles of incorporation, which is incorporated by reference in this prospectus.

General

Our restated articles of incorporation authorize us to issue 32,000,000 shares of common stock, par value $4 per share, and 1,000,000 shares of preferred stock, par value $100 per share, issuable in series. At March 31, 2012, there were 23,896,962 shares of our common stock issued and outstanding, all of which is owned by our parent, Integrys Energy Group, Inc. At March 31, 2012, there were 511,882 shares of our preferred stock issued and outstanding, consisting of 131,916 shares of 5.00% series, 29,983 shares of 5.04% series, 49,983 shares of 5.08% series, 150,000 shares of 6.76% series and 150,000 shares of 6.88% series.

Issuance in Series

All shares of our preferred stock of all series constitute one class and are of equal rank, subject to (1) variations in dividend rates and redemption terms as set forth in our restated articles of incorporation as to all outstanding series and (2) variations in the following respects which our board of directors is authorized to fix prior to the issue of each new series of preferred stock: (a) dividend rate, (b) redemption terms, (c) amounts payable on voluntary or on involuntary liquidation, (d) sinking fund provisions, if any, (e) conversion terms, if any, and (f) voting rights, if any. No sinking fund or conversion terms have been provided in respect to any outstanding series of our preferred stock.

All unissued shares of our preferred stock and any outstanding shares of preferred stock which we may redeem or reacquire, may, within the limitations stated in our restated articles of incorporation, be issued in series bearing the permitted variable terms as fixed by our board of directors prior to the issuance of each series.

Without the affirmative vote of a majority of the outstanding shares of all series of our preferred stock, we are prohibited under our restated articles of incorporation from issuing any additional shares of preferred stock unless our net earnings applicable to the payment of dividends on the preferred stock for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the first day of the calendar month in which such additional shares are issued is at least twice the dividend requirement for a twelve month period upon the entire amount of preferred stock to be outstanding immediately after the issue of such additional shares. Our earnings applicable to the payment of preferred stock dividends for the twelve month period ended March 31, 2012 were $124.5 million, resulting in a ratio of 40.0 times the dividend requirements for such twelve month period for all preferred stock then outstanding, and a ratio of 25.4 times after issuance of all of the preferred stock offered pursuant to this prospectus at an estimated weighted average dividend rate of 6% per share per annum (without giving effect to the use of the proceeds to redeem the shares of preferred stock referred to under "Use of Proceeds" above). After giving effect to the use of the proceeds to redeem the shares of preferred stock referred to under "Use of Proceeds" above, such ratio would be 43.5 times. A difference of 1/8% in the assumed weighted average dividend rate on the preferred stock offered pursuant to this prospectus would change the ratio by approximately 0.6.

Dividend Rights

Dividends on each series of our preferred stock are payable when and as declared, quarterly, on the 1st of February, May, August and November, at the respective dividend rate per annum expressed in the title of such series. The payment of such dividends on the preferred stock from any earned surplus or other available surplus is not restricted by the terms of any of our indentures or other undertakings.

Limitation on Dividends on Common Stock and on Acquisition of Common Stock

Dividends on our common stock, which is only held by our parent, Integrys Energy Group, Inc., may be paid only when all cumulative dividends on our preferred stock for all past quarterly dividend periods have been paid or funds for the payment thereof set aside. The foregoing limitation does not apply to dividends payable in shares of common stock.

If, at the end of the third calendar month immediately preceding the date of payment of dividends on our common stock, the capital represented by our common stock and surplus accounts (not including premiums on our preferred stock) as a percentage of our total capital and surplus accounts, adjusted to reflect the proposed payment of dividends on our common stock ("the capitalization ratio") is 25% or more, the amount of such payment of dividends on our common stock is not limited by our restated articles of incorporation. However, our restated articles of incorporation provide that (1) if the capitalization ratio is less than 25%, the amount of such payment of dividends on our common stock may not exceed 75% of net income applicable to the common stock for the twelve month period ended on the date as of which the capitalization ratio is determined and (2) if the capitalization ratio is less than 20%, the amount of such payment of dividends on our common stock may not exceed 50% of such net income. For purposes of such limitation (a) "payment of dividends on our common stock" excludes dividends payable in shares of common stock but includes distributions on, or acquisitions for value of, common stock, (b) "capital represented by common stock" includes premiums thereon and (c) "total capital and surplus accounts" include debt maturing one year or more after date of issue. For purposes of such computations, total capital, surplus accounts and net income are defined in our restated articles of incorporation. As so defined, the common stock and surplus accounts at March 31, 2012 represented about 67.3% of the total capital and surplus accounts, including debt maturing one year or more after date of issue. Accordingly, the payment of dividends out of current net income is unrestricted presently.

The Public Service Commission of Wisconsin allows us to pay normal dividends on our common stock of no more than 103% of the previous year's common stock dividend. In addition, the Public Service Commission of Wisconsin currently requires us to maintain a calendar year average financial common equity ratio of 50.24% or higher. We must obtain Public Service Commission of Wisconsin approval if the payment of dividends on our common stock would cause us to fall below this authorized level of common equity.

Redemption Provisions

Our preferred stock is redeemable in whole or in part at our option at any time on 30 days' notice. We may not redeem less than all, nor purchase any, of our preferred stock during the existence of any dividend default thereon.

Voting Rights

Except as hereinafter set forth or required by mandatory provision of law in special instances, the holders of our preferred stock have no voting power.

Holders of our preferred stock are entitled to vote on certain matters relating to the following: (1) a change of the express terms of any series of preferred stock in a manner prejudicial to the holders; (2) the authorization of stock ranking prior to the preferred stock; (3) the authorization of stock (other than a series of the 1,000,000 shares of preferred stock presently authorized) ranking on a parity with the preferred stock; (4) as discussed above, the issuance of additional shares or the disposition of redeemed or reacquired shares of any series of preferred stock unless net earnings available for dividends on preferred stock for a recent twelve month period shall have been at least twice the dividend requirements upon the entire amount of preferred stock then to be outstanding; (5) a merger or consolidation with or into any corporation unless ordered, approved or permitted by the Securities and Exchange Commission or the Federal Power Commission or successor regulatory authority (now the Federal Energy Regulatory Commission); and (6) the issuance or assumption of securities representing unsecured indebtedness, other than to refund outstanding unsecured indebtedness or retire preferred stock, if immediately thereafter the total principal amount of all unsecured securities not theretofore consented to would exceed 20% of our secured indebtedness plus capital and surplus. With respect to (1), (2) and (3) above, the affirmative vote of at least two-thirds of the outstanding preferred stock (or the affected series in the case of a change prejudicial to fewer than all series) is required; with respect to (4) and (5) above, the affirmative vote of a majority thereof is required; and with respect to (6) above, the required affirmative vote is of a majority of a specified quorum thereof. Approval by the holders of our preferred stock is not required for the issuance of secured debt. Any or all of the voting rights referred to in (4), (5) and (6) above may be denied or limited with respect to the shares of any series of our preferred stock offered pursuant to this prospectus.

If there is a default in the payment of dividends on our preferred stock in an amount equal to four full quarterly dividends, and until all dividends in default shall have been paid or declared and funds set aside for payment, (1) each share of preferred stock will be entitled to one vote per share, and each share of our common stock will be entitled to one-fourth vote per share, on all matters other than the election of directors, and (2) the holders of the preferred stock will be entitled as a class to elect a majority of our board of directors and the sole holder of the common stock, Integrys Energy Group, Inc., will be entitled as a class to elect the remaining directors. No shareholder has cumulative voting rights. Any or all of the voting rights described in this paragraph may be denied or limited with respect to the shares of any series of our preferred stock offered pursuant to this prospectus.

Any denial or limitation of the voting rights described in the two immediately preceding paragraphs with respect to any series of our preferred stock offered pursuant to this prospectus will be described in the accompanying prospectus supplement.

Liquidation Rights

In the event of our dissolution or liquidation, the holders of our preferred stock will be entitled to receive the applicable preferential amounts specified in our restated articles of incorporation before any of the corporate assets shall be paid to the sole holder of our common stock. Such preferential amounts are as follows: (1) as to the 5.00% series, 5.04% series, 5.08% series and 6.76% series of our preferred stock, the par value ($100) plus the amount of accumulated and unpaid dividends (whether or not earned or declared) in the case of either voluntary or involuntary liquidation; (2) as to the 6.88% series of preferred stock, the then applicable redemption price ($100.34 before June 1, 2013 and $100 on or after that date) in the case of a voluntary liquidation and, in the case of an involuntary liquidation, the par value ($100), plus the amount of accumulated and unpaid dividends (whether or not earned or declared) in the case of either a voluntary or involuntary liquidation; and (3) as to our preferred stock offered pursuant to this prospectus, such amount as shall be determined by our board of directors prior to the issuance of those shares as described in an accompanying prospectus supplement. If the assets shall be insufficient to pay the foregoing amounts in full, the respective series shall share ratably in proportion to the amounts which would have been payable if all such amounts were paid in full. Consolidation or merger pursuant to applicable corporate laws is not deemed a dissolution or liquidation for the purposes of this paragraph.

Preemptive Rights

No holder of shares of any class of our stock has any preemptive or subscription rights.

Conversion Rights

Shares of our preferred stock offered pursuant to this prospectus will not be convertible into shares of our common stock or into any other securities of ours.

Transfer Agent and Registrar

The transfer agent and registrar for our preferred stock is American Stock Transfer & Trust Company, LLC.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer depositary shares rather than full shares of preferred stock. In the event such option is exercised, each of the depositary shares will represent ownership of and entitlement to all rights and preferences of a fraction of a share of preferred stock of a specified series (including dividend, voting, redemption and liquidation rights). The applicable fraction will be specified in the accompanying prospectus supplement. The shares of preferred stock represented by the depositary shares will be deposited with a depositary named in the accompanying prospectus supplement, under a deposit agreement, among the depositary, the holders of the depositary receipts and us. Depositary receipts, which are certificates evidencing depositary shares, will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the applicable deposit agreement, the form of depositary receipt, our restated articles of incorporation and the articles of amendment to our restated articles of incorporation for the applicable series of preferred stock, which are incorporated by reference in this prospectus.

Dividends

The depositary will distribute all cash dividends or other cash distributions received by it in respect of the series of preferred stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series of preferred stock. In the event that the calculation of any such cash dividend or other cash distribution results in an amount which is a fraction of a cent, the amount the depositary will distribute will be rounded to the next highest whole cent if such fraction of a cent is equal to or greater than $.005, otherwise such fractional interest shall be disregarded.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the depositary may (with our approval) adopt any other method for such distribution as it deems equitable and practicable, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation amount accorded each share of the applicable series of preferred stock, as set forth in the accompanying prospectus supplement.

Redemption

If the series of preferred stock represented by the applicable series of depositary shares is redeemable, such depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 days prior to the date fixed for redemption of the preferred stock and the depositary shares to the record holders of the depositary receipts.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for such meeting. Each such record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock represented by such record holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote such preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by such depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of preferred stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary receipts evidencing depositary shares therefore.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between the depositary and us. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares will not be effective unless such amendment has been approved by at least a majority of the depositary shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing such depositary shares with instructions to the depositary to deliver to the holder the preferred stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with our liquidation, dissolution or winding up and such distribution has been made to all the holders of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary shares, and redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and may sell the depositary shares evidenced by such depositary receipts if such charges are not paid.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of preferred stock.

Neither the depositary nor we assume any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its or our gross negligence, willful misconduct or bad faith. Neither the depositary nor we will be liable if the depositary or us is prevented or delayed by law or, in the case of the depositary, any circumstance beyond its control, in performing its or our obligations under the deposit agreement. We and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Holders of depositary receipts may inspect the depositary's transfer records for the depositary receipts at the depositary's office during normal business hours provided that such inspection is for a proper purpose.

Registration of Transfer of Receipts

The depositary will register on its books transfers of depositary receipts upon surrender of the receipt by the holder, properly endorsed or accompanied by appropriate instruments of transfer, subject to certain restrictions and conditions set forth in the deposit agreement. Title to depositary shares represented by a depositary receipt, which is properly endorsed or accompanied by appropriate instruments of transfer, will be transferable by delivery with the same effect as in the case of a negotiable instrument.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

BOOK-ENTRY SECURITIES

The preferred stock and/or depositary shares offered pursuant to this prospectus may be issued in whole or in part in book-entry form, meaning that beneficial owners of such securities may not receive certificates representing their ownership interests in such securities, except in the event the book-entry system for such securities is discontinued. Preferred stock and/or depositary shares issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to the securities. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee of such depository to a successor depository or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of preferred stock or depositary shares representing such series of preferred stock that differ from the terms described herein will be described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the preferred stock and/or depositary shares representing interests in the preferred stock:

- through underwriters,

- through agents, or

- directly to a limited number of institutional purchasers or to a single purchaser.

As required by applicable law, these underwriters or agents will be registered broker-dealers or associated persons of registered broker-dealers acting in that capacity. We will describe the plan of distribution for any particular offering of preferred stock and/or depositary shares in the corresponding prospectus supplement, in accordance with applicable law.

The prospectus supplement will set forth the terms of the offering of the preferred stock and/or depositary shares, including the following:

- the name or names of any underwriters or agents;

- the purchase price and the proceeds we will receive from the sale;

- any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

- any initial public offering price;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchanges on which the securities of the series may be listed.

The distribution of the preferred stock and/or depositary shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Through Underwriters. If we use underwriters in the sale, the underwriters will acquire the preferred stock and/or depositary shares for their own account and may resell them from time to time in one or more transactions, including negotiated transactions. We will enter into an underwriting agreement with the underwriter or underwriters once we have reached an agreement for the sale of the preferred stock and/or depositary shares. The underwriters may offer the preferred stock and/or depositary shares to the public directly or through underwriting syndicates represented by managing underwriters. Unless otherwise provided in the underwriting agreement, the obligations of the underwriters to purchase securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased.

In connection with the sale of the preferred stock and/or depositary shares, underwriters may receive compensation from us or from purchasers of the preferred stock and/or depositary shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the preferred stock and/or depositary shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents that participate in the distribution of the preferred stock and/or depositary shares may be deemed to be underwriters, and any discounts or commissions that they receive from us and any profit on the resale of the preferred stock and/or depositary shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

Through Agents. We may sell securities directly or through agents we may designate from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Directly to Purchasers. We may sell preferred stock and/or depositary shares directly to one or more purchasers. Under those circumstances, no underwriters, dealers or agents would be involved. We will describe the terms of any direct sales in the prospectus supplement.

We may enter into agreements with underwriters and agents to indemnify them against civil liabilities arising out of this prospectus and the prospectus supplement, including liabilities under the Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make relating to those liabilities.

Underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Representatives of underwriters that we use may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the offered securities in the open market for the purpose of pegging, fixing or maintaining the price of the offered securities. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. If the representatives engage in stabilizing transactions, syndicate covering transactions or penalty bids, they may discontinue them at any time.

Each series of preferred stock and/or depositary shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, we intend to apply to have the preferred stock and/or depositary shares offered pursuant to this prospectus listed on the New York Stock Exchange, but we cannot assure you that the preferred stock and/or depositary shares will be approved for listing. Even if the preferred stock and/or depositary shares are listed, there may be little or no active trading market for these shares or, even if an active trading market develops, it may not last. An underwriter may make a market in the preferred stock and/or depositary shares, but will not be obligated to do so and may discontinue any market making at any time without notice. Consequently, no assurance can be given as to the liquidity of the trading market for any preferred stock and/or depositary shares.

LEGAL MATTERS

Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, our counsel, will render opinions as to the validity of the preferred stock and/or depositary shares. Counsel for the underwriters or agents will pass upon certain legal matters in connection with the offering or offerings of the preferred stock and/or depositary shares for the underwriters or agents.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from Wisconsin Public Service Corporation's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and the related financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by Wisconsin Public Service Corporation are as follows:

Fees to regulatory commissions	$ 1,000
Registration fee under the Securities Act of 1933	3,438
Accounting services and expenses	40,000
Rating agency fees	80,000
Legal services and expenses	160,000
Financial printing and miscellaneous expenses	15,562
Total	$300,000

Item 15.   Indemnification of Directors and Officers.

Pursuant to the Wisconsin Business Corporation Law and Article VI of the By-laws of Wisconsin Public Service Corporation, directors and officers of Wisconsin Public Service Corporation are entitled to mandatory indemnification from us against certain liabilities and expenses to the extent such officers or directors are successful on the merits or otherwise in connection with a proceeding, unless it is determined that the director or officer breached or failed to perform his or her duties to Wisconsin Public Service Corporation and such breach or failure constituted: (a) a willful failure to deal fairly with Wisconsin Public Service Corporation or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit (unless such profit is immaterial under the circumstances); or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of Wisconsin Public Service Corporation are not subject to personal liability to Wisconsin Public Service Corporation, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

The indemnification provided by the Wisconsin Business Corporation Law and our By-laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The indemnification described above may be broad enough to cover liabilities under the Securities Act of 1933. Officers and Directors of Wisconsin Public Service Corporation would also be indemnified by the underwriters for certain claims under the Securities Act of 1933 pursuant to the terms of the proposed form of underwriting agreement filed herewith. Wisconsin Public Service Corporation has purchased insurance permitted by the Wisconsin Business Corporation Law on behalf of its officers and directors which may cover liabilities under the Securities Act of 1933.

Item 16. **Exhibits**.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Item 17. **Undertakings**.

a. The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, as of this 2nd day of July, 2012.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Lawrence T. Borgard
Lawrence T. Borgard
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below as of July 2, 2012, by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints Lawrence T. Borgard, Joseph P. O'Leary, Barth J. Wolf and Jodi J. Caro, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating to public offerings of preferred stock and/or depositary shares representing a fractional interest in preferred stock to be issued by Wisconsin Public Service Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission in connection with the registration of such preferred stock and/or depositary shares representing a fractional interest in preferred stock under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Capacity
/s/ Lawrence T. Borgard Lawrence T. Borgard	Chairman and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Joseph P. O'Leary Joseph P. O'Leary	Senior Vice President and Chief Financial Officer (Principal Financial Officer) and Director
/s/ Diane L. Ford Diane L. Ford	Vice President and Corporate Controller (Principal Accounting Officer)
/s/ Charles A. Cloninger Charles A. Cloninger	Director
/s/ William D. Laakso William D. Laakso	Director

Name	Capacity
/s/ Phillip M. Mikulsky	Director
Phillip M. Mikulsky	
/s/ Mark A. Radtke	Director
Mark A. Radtke	
/s/ James F. Schott	Director
James F. Schott	
/s/ Charles A. Schrock	Director
Charles A. Schrock	

EXHIBIT INDEX

Exhibit Number	Description of Document
	[NOTE—Wisconsin Public Service Corporation's file number for reports filed pursuant to the Securities Exchange Act of 1934 is 1-3016.]
1	Form of Underwriting Agreement (to be filed by amendment or as an exhibit to a Current Report on Form 8-K).
4.1	Restated Articles of Incorporation of Wisconsin Public Service Corporation as effective May 26, 1972, as amended through May 31, 1988; and Articles of Amendment to Restated Articles of Incorporation of Wisconsin Public Service Corporation dated June 9, 1993
4.2	Wisconsin Public Service Corporation By-laws as in effect at April 23, 2012 (Incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed April 25, 2012).
4.3	Form of Amendment to the Restated Articles of Incorporation of Wisconsin Public Service Corporation for new series of preferred stock (to be filed by amendment or as an exhibit to a Current Report on Form 8-K).
4.4	Form of Deposit Agreement (to be filed by amendment or as an exhibit to a Current Report on Form 8-K).
4.5	Form of Depositary Receipt (to be filed by amendment or as an exhibit to a Current Report on Form 8-K).
5	Opinion of Foley & Lardner LLP.
12	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (Incorporated by reference to Exhibit 12 to Annual Report on Form 10-K for the year ended December 31, 2011 filed February 29, 2012 and to Exhibit 12 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed May 3, 2012).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Foley & Lardner LLP (included in Exhibit 5).
24	Powers of Attorney (contained on the signature page hereto).

Exhibit 4.1

RESTATED ARTICLES OF INCORPORATION

WISCONSIN PUBLIC SERVICE CORPORATION

As Effective May 26, 1972
And Amended Through May 31, 1988

The corporation, organized under the laws of the State of Wisconsin and being subject to the provisions of Chapter 180 of the Wisconsin Statutes, hereby amends its Articles of Incorporation, as heretofore amended, in their entirety and as so amended adopts the following Restated Articles of Incorporation of said corporation, which supersede and take the place of its heretofore existing Articles of Incorporation and all amendments thereto:

I. NAME

The name of the corporation is WISCONSIN PUBLIC SERVICE CORPORATION.

II. PURPOSE

The corporation is organized for the purpose of engaging in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, including (without limiting or impairing the generality of the foregoing by the following enumeration), the purchase, production, transmission, delivery and furnishing of heat, light, power, gas, steam and electric current, directly or indirectly, to or for the public or for public purposes and the operation of systems for the rendition of electric, gas and transportation services as a public utility.

III. AUTHORIZED SHARES

A. **Authorized Number and Classes of Shares**

(1) **Designation of Classes, Par Value, and Authorized Number of Each** *(Amended Effective May 7, 1987)*

The aggregate number of shares which the corporation has the authority to issue is Thirty-three Million (33,000,000) shares, divided into two classes consisting of:

(a) Thirty-two Million (32,000,000) shares designated as "Common Stock," with a par value of Four Dollars ($4) per share; and

(b) One Million (1,000,000) shares of Preferred Stock, with a par value of One Hundred Dollars ($100) per share, consisting of:

(i) Three Hundred Sixty-Two Thousand (362,000 shares issued and outstanding at May 23, 1972 (for convenience sometimes referred to herein as

"Old Preferred Stock"), of the series designations and in the number of shares for each series as follows:

Designation of Old Series	Shares Outstanding at May 23, 1972
5% Series	132,000
5.04% Series	30,000
5.08% Series	50,000
6.76% Series	150,000; and

(ii)   Six Hundred Thirty-Eight Thousand (638,000) shares, which are unissued at May 23, 1972 and are issuable thereafter in series (for convenience sometimes referred to herein as "New Preferred Stock"), which authorized number may be increased to the extent that shares of Old Preferred Stock are decreased by cancellation and reclassification as permitted by paragraph C(4) of this Article III.

(2) **All Preferred Stock a Single Class, Issuable In Series**

Subject to the particular terms of different series of the Old Preferred Stock which are set forth in Part E of this Article III and to the variations between different series of the New Preferred Stock which shall be fixed and determined hereafter as set forth in Part D of this Article III, all series of the Preferred Stock of the corporation, whenever designated and issued, shall have the same preferences, limitations and relative rights and shall rank equally, share ratably and be identical in all respects as to all matters. All shares of any one series of the Preferred Stock shall be alike in every particular, and each series thereof shall be distinctively designated by letter or descriptive words or figures.

B.   **Common Stock**

(1) **Voting Rights**

Except as otherwise fixed in our pursuant to this Article III, every holder of the Common Stock of the corporation shall have one vote for each share of Common Stock held and owned by him at every meeting at which, and on all matters on which, the holders of Common Stock shall be entitled to vote and at every election of the Directors, provided that upon accrual of and until divestment of the right of the holders of the Preferred Stock to elect a majority of the Board of Directors as provided in subdivision (b) of paragraph C(6) each share of the Common Stock shall entitle the holder thereof to one-fourth (1/4) of one vote per share as to all matters other than the election of Directors.

(2)   **Dividends**

The holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors subject to any limitations of applicable law of the State of Wisconsin and to the rights of the holders of the Preferred Stock and each series thereof as fixed in or pursuant to this Article III.

(3) **Restrictions on Common Stock Dividends and Acquisitions**

So long as any shares of the Preferred Stock of any series are outstanding the corporation shall not pay any dividends on its Common Stock (other than dividends payable in Common Stock) or make any distribution on, or purchase or otherwise acquire for value, any of the shares of its Common Stock (each and all of such actions being hereinafter embraced in the term "payment of Common Stock dividends") except such as shall result in no breach of the following provisions of this paragraph B(3):

(a) If and so long as the ratio of the capital represented by the Common Stock, including premiums on the Common Stock, of the corporation plus the surplus accounts of the corporation to the total capital and surplus accounts of the corporation at the end of the third calendar month immediately preceding the date of the proposed payment of Common Stock dividends adjusted to reflect the proposed payment of Common Stock dividends (which ratio is hereinafter referred to as the "capitalization ratio") is not less than 25%, the corporation shall make no payment of Common Stock dividends which would reduce such capitalization ratio below 25% except such as shall result in no breach of the following provisions of subdivisions (b) and (c) of this paragraph B(3); the term "surplus accounts" wherever used in this subdivision (a) shall be deemed not to include premiums on preferred stock of any class;

(b) If and so long as such capitalization ratio is 20% or more, but less than 25%, then the payment of Common Stock dividends, including the proposed payment, during the twelve months' period ending with and including the calendar month of the proposed payment shall not exceed 75% of the net income of the corporation applicable to the Common Stock during the twelve calendar months ending with and including the third calendar month immediately preceding the date of the proposed payment of Common Stock dividends; and

(c) If and so long as such capitalization ratio is less than 20% then the payment of Common Stock dividends, including the proposed payment, during the twelve months' period ending with and including the calendar month of the proposed payment shall not exceed 50% of the net income of the corporation applicable to the Common Stock during the twelve calendar months ending with and including the third calendar month immediately preceding the date of the proposed payment of Common Stock dividends.

For the purpose of this condition:

(A) The total capital of the corporation shall be deemed to consist of the aggregate of the principal amount of all outstanding indebtedness of the corporation represented by bonds, notes or other evidences of indebtedness maturing by their terms one year or more from the date of issue thereof and the aggregate amount of stated capital or par value represented by all the capital stock, including premiums on capital stock, of all classes of the corporation;

(B) Surplus accounts (which shall be deemed to include capital surplus or paid-in surplus) upon which capitalization ratios are computed shall be adjusted to eliminate (i) the amount, if any, of the Maintenance and Depreciation Deficiency calculated as provided in subdivision (E) of this paragraph B(3) and (ii) any amounts on the books of the corporation known or estimated, if not known, to represent the excess, if any, of recorded value over original cost of used and useful utility plant and other property, and any item set forth on the asset side of the balance sheet of the corporation as a result of accounting convention, such as unamortized debt discount and expense, capital stock discount and expense, and the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the corporation upon all outstanding shares of preferred stock of all classes over the aggregate stated or par value of such shares, unless any such amount or item, as the case may be, is being amortized or is being provided for by a reserve;

(C) In computing net income of the corporation applicable to the Common Stock of the corporation for any particular twelve months' period for the purpose of this condition, operating expenses, among other things, shall include the greater of (i) the provision for depreciation for such period as recorded on the books of the corporation or (ii) the amount by which 15% of the gross operating revenues of the corporation for such period (calculated in the manner and subject to the deductions provided in subdivision (E) of this paragraph B(3)) exceeds the total of the charges included or reflected in operating expense accounts during such period for ordinary repairs and maintenance;

(D) If and so long as the corporation shall be obligated under the terms of the Power Purchase Contract dated December 16, 1947 between Consolidated Water Power & Paper Company, Wisconsin Power and Light Company, the corporation, and Wisconsin River Power Company, or any agreement amending, extending or superseding said Power Purchase Contract and containing obligations of similar effect to those provided in Article III of said Power Purchase Contract, (i) there shall be included as outstanding indebtedness of the corporation in all computations pursuant to the foregoing subdivision (A), the portion of all then outstanding bonds of Wisconsin River Power Company represented by the share (which shall be deemed one-third unless changed by amending or superseding agreement or by assignment made to or by the corporation in accordance with Section 8.01 of said Power Purchase Contract) of expenses, charges and requirements of Wisconsin River Power Company required to be paid to Wisconsin River Power Company by the corporation pursuant to the terms of said Power Purchase Contract, and (ii) there shall be included as surplus of the corporation in all computations pursuant to the foregoing subdivision (B) the amount by which the corporation's share (based on proportion of stock ownership) of common capital stock and surplus of Wisconsin River Power Company exceeds the corporation's book cost of stock of Wisconsin River Power Company; and

(E) The Maintenance and Depreciation Deficiency referred to in the foregoing subdivision (B) shall be the amount, if any, by which the aggregate of the charges included or reflected in operating expense accounts for the entire period from November 1, 1947 to the end of the third calendar month immediately preceding the date of the proposed payment of Common Stock dividends for ordinary repairs and maintenance and of the appropriations from income and/or earned surplus during such period for reserves for renewals, replacements, retirements or depreciation of its plants and property shall have been less than fifteen percent (15%) of the gross operating revenues of the corporation (including therein all revenues derived from the operation of physical property owned or operated by the corporation and all rentals received by the corporation from property subject to the lien of the indentures securing the mortgage bonds of the corporation) during such period after the deduction from such gross operating revenues of an amount equal to the cost to the corporation of electric current and/or gas purchased and resold and rentals paid for electric, and/or gas, generating, transmitting and/or distributing properties leased (including leased water power property) included or reflected in its operating expense accounts during such period.

C. **Preferred Stock Preferences and Provisions Common to All Series**

The provisions of this Part C shall apply to all series and shares of Preferred Stock (both Old Preferred Stock and New Preferred Stock), except as may be otherwise provided in respect to any one or more series of New Preferred Stock as provided in paragraphs C(10) or C(11).

(1) **Dividends**

The holders of Preferred Stock of each series shall be entitled to receive cumulative dividends thereon, when and as declared, payable quarterly on the 1st days of February, May, August and November in each year, at the applicable rate for each series of Old Preferred Stock specified in Part E of this Article III and for each series of New Preferred Stock as may be determined therefor by the Board of Directors prior to the issuance of each series thereof respectively, out of any assets lawfully available therefor, before any dividends are paid upon the Common Stock. No dividends shall be paid upon the Common Stock at any time until all such cumulative dividends on the Preferred Stock for all past quarterly dividend periods shall have been previously paid or funds for the payment thereof (without interest) set apart therefor. In the case of all shares of each issue of each series of Preferred Stock, the dividends shall be cumulative from the quarter yearly dividend payment date next preceding the date of issue of such shares unless issued on a dividend payment date, in which event the dividends shall accumulate from such dividend payment date; provided, however, that in the case of any series of Preferred Stock created after May 28, 1968, the Board of Directors in their discretion (a) may fix the date of first original issue of shares of such series as the date from which dividends shall accumulate, and (b) if the date of first original issue is within 30 days preceding a regular dividend payment date, may provide that the accumulated dividend otherwise payable on such regular dividend payment date shall be payable only at the time of payment of the dividend for the next quarterly period. Deferral for one calendar quarter of the payment of the initial dividend under the circumstances provided in the foregoing clause (b) shall not be deemed to be a default in the payment of dividends for any purpose.

(2) **Liquidation, Dissolution or Winding Up**

In case of voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of shares of each series of the Preferred Stock shall be entitled to receive out of any assets of the corporation lawfully available therefor, in money or money's worth, the applicable amounts specified pursuant to paragraph D(l) with respect to series of New Preferred Stock, and the applicable amount specified in Part E of this Article III with respect to Old Preferred Stock, before any of such assets shall be paid or distributed to holders of Common Stock; and if the assets of the corporation shall be insufficient to pay the holders of all of the Preferred Stock then outstanding the entire amounts to which they may be entitled, the holders of each outstanding series of the Preferred Stock shall share ratably in such assets in proportion to the amounts which would be payable with respect to such series if all amounts payable thereon were paid in full. The consolidation or merger of the corporation with or into any other corporation or corporations, or the merger of any other corporation or corporations into the corporation, in pursuance of the laws of the State of Wisconsin and of any other applicable state providing for consolidation or merger, shall not be deemed a liquidation, dissolution or winding up of the affairs of the corporation within the meaning of the foregoing provisions of this paragraph C(2).

(3) **Denial of Other Participation**

The holders of the Preferred Stock shall not be entitled to participate in any distribution of the profits, assets or capital of the Company, either in money, property or stock, except as provided in or pursuant to this Article III.

(4) **Reclassification**

Any shares of Preferred Stock at any time redeemed, purchased or held in treasury, which have been restored upon cancellation to the status of authorized but unissued shares, may, in the discretion of the Board of Directors, be reclassified into authorized but unissued shares of Preferred Stock of any other series thereof, or into authorized but unissued shares of Preferred Stock undesignated as to series.

(5) **Purchases of Outstanding Preferred Stock**

The corporation shall have the right at any time to purchase Preferred Stock in the open market at prices not exceeding those fixed for redemption, and to either cancel or resell the same; provided, however, that the corporation shall not redeem less than all, nor purchase any, shares of Preferred Stock during the existence of any default in the payment of dividends on the Preferred Stock.

(6) **Voting Rights of Preferred Stock**

Except as otherwise provided in or pursuant to this Article III or by mandatory requirement of applicable law of the State of Wisconsin, the holders of the Preferred Stock shall have no voting power.

(a) <u>Ordinary Voting Rights After Dividend Defaults</u>. Upon accrual of and until divestment of the right of the holders of the Preferred Stock to elect a majority of the Board of Directors as provided in subdivision (b) below, each share of the Preferred Stock shall entitle the holder thereof to one vote per share as to all matters other than the election of Directors.

(b) <u>Election of Directors After Dividend Defaults</u>. If and when the corporation is in default in the payment of dividends payable on any of the Preferred Stock at the time outstanding (herein called "dividend defaults") in an amount equal to four (4) full quarterly dividends thereon, thereupon until all dividend defaults shall have been made good, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect the smallest number of Directors necessary to constitute a majority of the full Board of Directors as then constituted, and the holders of the Common Stock, voting separately as a class, shall be entitled to elect the remaining Directors. Upon accrual of said rights of the Preferred Stock, a meeting of the holders of the Preferred Stock and the holders of the Common Stock for the election of Directors shall be called by the President or Secretary of the corporation, and held upon notice promptly given as provided in the By-Laws for a special meeting. If within fifteen (15) days after the accrual of said right of the Preferred Stock, the President or the Secretary shall fail to call such meeting, then such meeting shall be held upon call by any holder or holders of the Preferred Stock, after filing with the corporation a notice of his or their intention to do so, and upon notice given by said shareholders similar to that provided in the By-Laws for a special meeting. The terms of office of all persons who may be Directors of the corporation at the time shall terminate on the election of a majority of the Board of Directors by the holders of the Preferred Stock, whether or not the holders of the Common Stock shall at the time of such termination have elected the remaining Directors; and thereafter, during the continuance of said right of the Preferred Stock, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect a majority of the Board of Directors and the holders of the Common Stock, voting separately as a class, shall be entitled to elect the remaining Directors; and all Directors so elected, whether at such special meeting or any adjournment thereof or at any subsequent annual meeting for the election of Directors held during the continuance of said right, shall hold office until the next succeeding annual election and until their respective successors elected by the holders of the Preferred Stock voting separately as a class and by the holders of the Common Stock voting separately as a class are elected and qualified, unless their terms of office shall be sooner terminated as hereinafter provided. If and when all dividend defaults are made good (and such defaults shall be made good out of any funds legally available therefor as soon as reasonably practicable), the Preferred Stock shall thereupon be divested of the aforesaid right to elect a majority of the Board of Directors (but subject always to the revesting of such right in the Preferred Stock if and when this subdivision shall again become applicable), and the terms of office of the Directors elected by the holders of the Preferred Stock shall terminate forthwith upon the election of their successors. The election of such successors may take place either at a special meeting of the shareholders called by the President or Secretary as aforesaid for such purpose or at an adjournment thereof, or at the next succeeding annual election or adjournment thereof. If, within fifteen (15) days after the divestment of the aforesaid right of the Preferred Stock, the President or Secretary shall fail to call such meeting, then such meeting shall be held upon call by any holder or holders of Common Stock after filing with the corporation a notice of his or their intention to do so and upon notice given by said shareholders similar to that provided in the By-Laws for a special meeting. For the purposes of this paragraph a dividend default shall be deemed to have been made good when the dividend with respect to which the default exists has been either paid or declared and funds set aside.

(c) Quorum Requirements. At the first meeting for the election of Directors after any accrual of the right of the Preferred Stock to elect a majority of the Board of Directors as provided in subdivision (b) of this paragraph C(6), and at any subsequent annual meeting for the election of Directors held during the continuance of said right, the presence in person or by proxy of the holders of record of a majority of all outstanding Preferred Stock, shall be necessary to constitute a quorum for the election of the Directors whom the holders of the Preferred Stock are entitled to elect, and the presence in person or by proxy of the holders of record of a majority of all outstanding Common Stock shall be necessary to constitute a quorum for the election of the Directors whom the holders of the Common Stock are entitled to elect. If at any such meeting there shall not be such a quorum of the holders of the Preferred Stock, the meeting shall be adjourned from time to time without notice other than an announcement at the meeting until such a quorum shall have been obtained; provided that if such quorum shall not have been obtained within ninety (90) days from the date of such meeting as originally called (or, in the case of any annual meeting held during the continuance of said right, from the date fixed for such annual meeting) the presence in person or by proxy of the holders of record of one-third of all outstanding Preferred Stock shall then be sufficient to constitute a quorum for the election of the Directors whom the holders of the Preferred Stock are then entitled to elect. The absence of a quorum of the holders of stock of either class shall not prevent or invalidate the election by the other class of shareholders of the Directors whom they are entitled to elect, if the necessary quorum of the shareholders of such other class is present in person or represented by proxy at any such meeting or adjournment thereof; provided, however, that at the first meeting for the election of Directors after any accrual of the right of the Preferred Stock to elect a majority of the Board of Directors, the absence of a quorum of the holders of the Preferred Stock shall prevent the election of Directors by the holders of the Common Stock, until a quorum of the holders of the Preferred Stock shall be obtained.

(d) <u>Filling Vacancies</u>. Whenever the holders of the Preferred Stock are entitled to elect a majority of the Board of Directors, and a vacancy occurs among the Directors elected by or on behalf of the holders of the Preferred Stock, the Board of Directors shall fill any such vacancy by electing the candidate nominated by a majority of the remaining Directors elected by or on behalf of the holders of the Preferred Stock. The Board of Directors shall fill any vacancy occurring among the other Directors at any such time by electing the candidate nominated by a majority of the remaining Directors elected by or on behalf of the holders of the Common Stock.

(7) **Voting Rights on Certain Changes In Authorized Shares**

So long as any shares of the Preferred Stock of any series are outstanding the corporation shall not without the affirmative vote of the holders of record of two-thirds of the total number of the shares of the Preferred Stock of all series then outstanding:

(a) Amend, alter, change or repeal any of the express terms of Preferred Stock or of any shares of the Preferred Stock then outstanding in a manner prejudicial to the holders thereof; provided, however, that if any such amendment, alteration, change or repeal shall be prejudicial to the holders of one or more but not all of the series of the Preferred Stock at the time outstanding, only such consent of the holders of two-thirds of the total number of shares of all series so affected shall be required.

(b) Create or authorize any class of stock ranking prior to the Preferred Stock, or create or authorize any obligation or security convertible into shares of stock of any such class.

(c) Create or authorize any class of stock (other than a series of the Preferred Stock) ranking on a parity with the Preferred Stock or create or authorize any obligation or security convertible into shares of stock of any such class.

(8) **Special Voting Rights on Certain Additional Issues and Merger or Consolidation**

So long as any shares of the Preferred Stock of any series are outstanding the corporation shall not without the affirmative vote of the holders of record of a majority of the total number of shares of Preferred Stock of all series then outstanding:

(a) Issue any additional shares of any series of the Preferred Stock (including the reissue, resale or other disposition of redeemed or reacquired shares of Preferred Stock, whether or not cancelled or retired prior to reissue, resale or other disposition), unless the net earnings of the corporation applicable to the payment of dividends on the Preferred Stock for any twelve (12) consecutive calendar months within the fifteen (15) calendar months immediately preceding the first day of the calendar month within which such additional shares of stock shall be issued, shall have been at least twice the dividend requirements for a twelve (12) months' period upon the entire amount of the Preferred Stock to be outstanding immediately after the issue of such additional shares.

(b) Merge or consolidate with or into any corporation unless such merger or consolidation or the issuance or assumption of all securities to be issued or assumed in connection therewith shall have been ordered, approved or permitted by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, or by the Federal Power commission under the Federal Power Act, or by any successor commission or regulatory authority of the United States of America having jurisdiction in the premises; provided that the provisions of this subdivision (b) shall not apply to a purchase or other acquisition by the corporation of the franchises or assets of another company or otherwise apply in any manner which does not involve a merger or consolidation.

(9) **Special Voting Rights on incurring Certain Unsecured Indebtedness**

So long as any shares of the Preferred Stock of any series are outstanding the corporation shall not without the affirmative vote of the holders of record of a majority of the total number of shares of Preferred Stock present in person or by proxy at a meeting duly called for the purpose:

Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for any purpose other than (1) the refunding of outstanding unsecured securities theretofore issued or assumed by the corporation or (2) the redemption or other retirement of outstanding shares of one or more series of the Preferred Stock, if, immediately after such issue or assumption the total principal amount of all unsecured notes, debentures or other unsecured securities representing unsecured indebtedness issued or assumed by the corporation and then outstanding (including unsecured securities then to be issued or assumed but excluding unsecured securities theretofore so consented to by the holders of Preferred Stock) will exceed twenty percent (20%) of the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the corporation and then to be outstanding and the capital and surplus of the corporation as then to be stated on the books of account of the corporation.

For the purpose of the foregoing subparagraph the presence in person or by proxy of the holders of record of a majority of all outstanding Preferred Stock shall be necessary to constitute a quorum; provided that if such quorum shall not have been obtained at such meeting or any adjournment thereof within thirty (30) days of the date of such meeting as originally called the presence in person or by proxy of the holders of record of one-third of all outstanding Preferred Stock shall constitute a quorum; provided further that in the absence of a quorum such meeting or any adjournment thereof may be adjourned from time to time by an officer of the corporation who shall have called the meeting without notice other than announcement at the meeting.

(10) **Permitted Denial or Limitation of Voting Rights of Series of New Preferred Stock**

Any or all of the voting rights provided under paragraphs C(6), C(8) and C(9) may be denied or limited in respect to the shares of any one or more series of the New Preferred Stock, and the shares of any such series may thereafter be disregarded or given limited effect in any computation of the requisite quorum or the requisite affirmative vote of shares of Preferred Stock, to the extent or upon the conditions so provided in the resolution or resolutions of the Board of Directors creating such series.

(11) **Redemption Procedure**

The following provisions of this paragraph C(11) shall be applicable to all redemptions of shares of Old Preferred Stock and, unless and to the extent that the Board of Directors shall otherwise determine in respect to any one or more series of New Preferred Stock, shall also be applicable to redemptions of shares of each series of New Preferred Stock which shall be redeemable by its terms:

(a) The Preferred Stock, or the whole or any part of any series thereof, to be selected by the Board of Directors, shall be subject to redemption at the option of the corporation at the respective dates and redemption prices, and upon the conditions as specified in Part E of this Article III in respect to each series of the Old Preferred Stock or as specified by the Board of Directors pursuant to paragraph D(l) in respect to each series of the New Preferred Stock. If less than all the shares of a series shall be redeemed, the shares of such series so to be redeemed shall be selected by lot in any fair and customary manner as the Board of Directors may direct.

(b) Notice of every such redemption shall be given by publication at least once in each of two (2) calendar weeks in a daily newspaper of general circulation published in the City of Milwaukee, Wisconsin, the first such publication to be at least thirty (30) days prior to the date fixed for redemption. Notice of every such redemption shall also be mailed to the holders of the shares to be redeemed, at their respective addresses as the same shall appear on the books of the corporation, at least thirty (30) days prior to the date fixed for redemption, but failure to mail such notice or any defect in such notice or in the mailing thereof shall not affect the validity of the redemption or the proceedings for the redemption of any shares of the Preferred Stock so to be redeemed.

(c) Upon the giving of such notice by publication, the shares to be redeemed shall be entitled to no dividends beyond those accumulated and unpaid at the date fixed for redemption, and shall not be transferrable on the books of the corporation except to the corporation, and after the date fixed for redemption all such shares shall no longer be deemed to be outstanding, and the holders of such shares shall have no right in or in respect to the corporation other than the right to receive the redemption price and dividends accumulated and unpaid to the date fixed for such redemption, without interest, upon surrender of the certificate or certificates for such shares; provided, however, that after giving notice by publication of any such redemption as aforesaid or after giving to the bank or trust company hereinafter referred to irrevocable authorization to give or complete such notice by publication, the corporation, prior to the redemption date specified in such notice, may deposit funds for such redemption, in trust for the account of the holders of the Preferred Stock to be redeemed, with a bank or trust company organized under the laws of the United States of America or the State of Wisconsin doing business in Wisconsin, and having capital, surplus and undivided profits aggregating at least One Million Dollars ($1,000,000) designated in such notice of redemption, and thereupon all shares of the Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding, and the holders of such shares forthwith upon such deposit shall have no right in or in respect to the corporation, other than the right to receive out of or from said deposit the redemption price and dividends accumulated and unpaid to the date fixed for such redemption, without interest, upon surrender of the certificate or certificates for such shares.

D. **New Preferred Stock**

(1) Series of New Preferred Stock

The Board of Directors shall have authority, by resolution or resolutions, to divide the New Preferred Stock into series, to establish and fix the distinguishing designation of each such series and the number of shares thereof (which number, by like action of the Board of Directors from time to time thereafter, may be increased except when otherwise provided by the Board of Directors in creating such series, or may be decreased but not below the number of shares thereof then outstanding) and, within the limitations of applicable law of the State of Wisconsin or as otherwise set forth in this Article III, to fix and determine the relative rights and preferences of the shares of each series so established prior to the issuance thereof, and particularly with respect to:

(a) The rate of dividend and the initial original issue date or other date from which such dividends shall be cumulative;

(b) The price or prices at, the period or periods within, and the terms and conditions on, which shares may or shall be redeemed;

(c) The amounts payable upon shares in the event of voluntary liquidation or of involuntary liquidation;

(d) The terms of the sinking fund provisions or redemption or purchase account, if any, for the redemption or purchase of shares;

(e) The terms and conditions on which shares may be converted into shares of Common Stock, or of authorized shares of any other class or series, if the shares of any series are issued with the privilege of conversion; and

(f) Whether or not shares shall have voting rights, and the terms and conditions upon which any voting rights may be exercised.

(2) **Incorporation, Exclusion or Limitation of Terms by Reference**

The Board of Directors, in fixing and determining any terms of any series of New Preferred Stock as permitted under paragraph D(l), may incorporate by specific reference (with or without any permissible variations, exclusions or limitations then determined by the Board of Directors) any or all of the terms set forth in this Article III or set forth in any other resolution fixing the terms of the same or another series of New Preferred Stock, provided that such other resolution has been duly filed and recorded so as to constitute an amendment to the Articles of Incorporation of this corporation.

(3) **Terms of New Series Deemed an Addition to This Part D**

Upon completion of any filing and recording of a resolution of the Board of Directors adopted pursuant to paragraph D(l), which may be required in order that the same shall constitute an amendment to these Articles of Incorporation, the terms of the new series as set forth therein shall be deemed to become an appropriately numbered additional paragraph to this Part D, and may be so certified by any officer of this corporation or by any public official whose duty it may be to certify copies of these Restated Articles of Incorporation or amendments thereto.

(4) **Variable Terms of 7.72% Series** *(Effective August 30, 1972)*

(a) The number of authorized shares of the Preferred Stock, 7.72% Series, is One Hundred Fifty Thousand (150,000) shares.

(b) The dividend rate applicable to the Preferred Stock, 7.72% Series, shall be seven and seventy-two one-hundredths percent (7.72%) per annum, and the date from which such dividends shall be cumulative shall be the date of first original issue of shares of the 7.72% Series.

(c) The Preferred Stock, 7.72% Series, shall be redeemable, in whole or in part, on any date, in the manner provided in paragraph C(11), at a redemption price equal to the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption and a redemption premium per share as follows: $8.00 if redeemed prior to November 1, 1977; $6.00 if redeemed on or after November 1, 1977, and prior to November 1, 1982; $3.00 if redeemed on or after November 1, 1982, and prior to November 1, 1985; and $1.00 if redeemed on or after November 1, 1985; provided, however, that the shares of the 7.72% Series shall not be redeemable prior to November 1, 1977 from the proceeds of any refunding of shares of the 7.72% Series through the incurring of debt, or through the issuance of any preferred stock of this corporation, whether now or hereafter authorized, ranking equally with or prior to the shares of the 7.72% Series as to dividends or on liquidation, if such debt has an effective interest cost or such preferred stock has an effective dividend cost to this corporation of less than 7.81% (effective interest cost and effective dividend cost to be determined in each case in accordance with accepted financial practice).

(d)   The preferential amount payable with respect to shares of the Preferred Stock, 7.72% Series, in the event of voluntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the redemption price applicable at the date of distribution, as set forth in the preceding subdivision (c); and the preferential amount payable with respect to shares of the Preferred Stock, 7.72% Series, in the event of involuntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the par value thereof and accumulated unpaid dividends (whether or not earned or declared) to the date of distribution, and without premium.

(e)   No sinking fund or redemption or purchase account, and no privilege of conversion, is established hereby in respect to the shares of the Preferred Stock, 7.72% Series.

(f)   The shares of Preferred Stock, 7.72% Series, shall have the same voting rights, and shall be subject to the same limitations of voting rights, as are set forth in paragraphs (6), (7), (8) and (9) of Part C of this Article III, which paragraphs are hereby incorporated herein by reference.

(5)   **Variable Terms of 10.50% Series** *(Effective December 11, 1974)*

(a)   The number of authorized shares of the Preferred Stock, 10.50% Series, is One Hundred Fifty Thousand (150,000) shares.

(b)   The dividend rate applicable to the Preferred Stock, 10.50% Series, shall be ten and fifty one-hundredths percent (10.50%) per annum, and the date from which such dividends shall be cumulative shall be: The date of first original issue of shares of the 10.50% Series in the case of shares originally issued on such date; February 1, 1975 in the case of shares originally issued on or after February 1, 1975 and prior to May 1, 1975; and May 1, 1975 in the case of shares originally issued on or after May 1, 1975.

(c)   The Preferred Stock, 10.50% Series, shall be redeemable (other than through the operation of the sinking fund), in whole or in part, on any date, in the manner provided in paragraph C(11), at a regular redemption price equal to the sum of the par value thereof, the amount of dividends accumulated and unpaid thereon at the date of redemption and a regular redemption premium per share as follows: $15.00 if redeemed prior to November 1, 1984; $6.00 if redeemed on or after November 1, 1984, and prior to November 1, 1989; and $1.00 if redeemed on or after November 1, 1989; provided, however, that the shares of the 10.50% Series shall not be redeemable prior to November 1, 1979 from the proceeds of any refunding of shares of the 10.50% Series through the incurring of debt, or through the issuance of any preferred stock of this corporation, whether now or hereafter authorized, ranking equally with or prior to the shares of the 10.50% Series as to dividends or on liquidation, if such debt has an effective interest cost or such preferred stock has an effective dividend cost to this corporation of less than 10.62% (effective interest cost and effective dividend cost to be determined in each case in accordance with accepted financial practice).

(d) The preferential amount payable with respect to shares of the Preferred Stock, 10.50% Series in the event of voluntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the regular redemption price applicable at the date of distribution, as set forth in subdivision (c) above; and the preferential amount payable with respect to shares of the Preferred Stock, 10.50% Series, in the event of involuntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the par value thereof and accumulated unpaid dividends (whether or not earned or declared) to the date of distribution, and without premium.

(e) (i) As a sinking fund, the corporation will redeem on November 1 of each year, beginning with 1979, not less than 7,500 shares (mandatory) or more than 15,000 shares of the 10.50% Series, at a sinking fund redemption price equal to the sum of the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption, and without premium. The option to redeem in excess of 7,500 shares of the Series at the sinking fund redemption price on any November 1 will not be cumulative.

(ii) Upon any redemption of shares of the 10.50% Series pursuant to this subdivision (e), the following shall be deemed substituted for subparagraph C(11)(b):

> Notice of every such redemption shall be mailed to the holders of the shares intended to be redeemed, at their respective addresses as the same shall appear on the books of the corporation, at least thirty (30) days prior to the date fixed for redemption, but failure to mail such notice or any defect in such notice or in the mailing thereof as to less than all of the shares intended to be redeemed shall not affect the validity of the redemption or the proceedings for the redemption of any other shares of the Preferred Stock so to be redeemed. The reference to "notice by publication" in subparagraph C(11)(c) shall be deemed to refer to "notice by mailing." An affidavit of mailing by the Secretary or any Assistant Secretary of the corporation or by an officer of any bank or trust company shall be conclusive that such notice by mailing was given.

(iii) Shares of the 10.50% Series acquired or redeemed by the corporation otherwise than pursuant to this subdivision (e) may, at the option of the corporation, be credited against subsequent mandatory sinking fund requirements.

(iv) If the corporation shall be prevented, because of statutory or regulatory restriction or the provisions of paragraph C(5) of Article III of its Articles of Incorporation or for any other reason sufficient in law, from acquiring or redeeming the number of shares of the 10.50% Series which in the absence of such restriction or reason it would be required to acquire or redeem, the deficit shall be made good no later than the first succeeding November 1 at which the corporation shall not be prevented by such restriction or reason from acquiring or redeeming shares of the 10.50% Series. Failure to make a mandatory sinking fund redemption because of any such restriction or reason shall not impair any power of the corporation to purchase, redeem or otherwise acquire for value, or pay dividends on, any class of its shares.

(v) Whenever the corporation shall be in arrears in the mandatory sinking fund requirement, otherwise than because of a restriction or reason for which provision is made under (iv) above, and shall fail to remedy such arrears by a sufficient redemption made or credit taken within sixty (60) days after it has knowledge of such arrears, the corporation shall not, after the expiration of such sixty-day period, purchase, redeem or otherwise acquire for value, or pay dividends on, any stock subordinate to the Preferred Stock, until such arrears shall have been satisfied in full. For this purpose only, a mandatory sinking fund redemption may be made on a date other than November 1, but otherwise shall be at the sinking fund redemption price and upon notice by mailing as provided in (i) and (ii) above.

(vi) Shares of the 10.50% Series redeemed, or for which credit is taken, under the provisions of this subparagraph (e) shall be deemed immediately cancelled and shall not be reissued as shares of the 10.50% Series, but may be reclassified into authorized but unissued shares of Preferred Stock undesignated as to series or into shares of any other series hereafter created. The Board of Directors shall not hereafter enlarge the authorized number of shares of the 10.50% Series.

(f) No privilege of conversion is established hereby in respect to the shares of the Preferred Stock, 10.50% Series.

(g) The shares of Preferred Stock, 10.50% Series, shall have the same voting rights, and shall be subject to the same limitations of voting rights, as are set forth in paragraphs (6), (7), (8) and (9) of Part C of this Article III, which paragraphs are hereby incorporated herein by reference.

E.   **Old Preferred Stock**

(1) **Fixed Liquidation Preferences -- All Old Preferred Stock**

The preferential amount payable with respect to all shares of Old Preferred Stock in case of voluntary or involuntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the par value thereof and accumulated unpaid dividends (whether or not earned or declared) to the date of distribution, and without premium.

(2)   **Other Variable Terms of 5% Series**

(a)   The number of authorized shares of the Preferred Stock, 5% Series, is One Hundred Thirty-Two Thousand (132,000) shares.

(b)   The dividend rate applicable to the Preferred Stock, 5% Series, shall be five percent (5%) per annum.

(c) The Preferred Stock, 5% Series, shall be redeemable, in whole or in part, on any date, in the manner provided in paragraph C(11), at a redemption price equal to the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption, and a redemption premium of $7.50 per share.

(3) **Other Variable Terms of 5.04% Series**

(a) The number of authorized shares of the Preferred Stock, 5.04% Series, is Thirty Thousand (30,000) shares.

(b) The dividend rate applicable to the Preferred Stock, 5.04% Series, shall be five and four one-hundredths percent (5.04%) per annum.

(c) The Preferred Stock, 5.04% Series, shall be redeemable, in whole or in part, on any date, in the manner provided in paragraph C(1l), at a redemption price equal to the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption, and a redemption premium of $2.81 per share.

(4) **Other Variable Terms of 5.08% Series**

(a) The number of authorized shares of the Preferred Stock, 5.08% Series, is Fifty Thousand (50,000) shares.

(b) The dividend rate applicable to the Preferred Stock, 5.08% Series, shall be five and eight one-hundredths percent (5.08%) per annum.

(c) The Preferred Stock, 5.08% Series, shall be redeemable, in whole or in part, on any date, in the manner provided in paragraph C(11), at a redemption price equal to the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption, and a redemption premium per share as follows: $2.00 if redeemed before November 1, 1973; and $1.00 if redeemed on or after November 1, 1973.

(5) **Other Variable Terms of 6.76% Series**

(a) The number of authorized shares of the Preferred Stock, 6.76% Series, is One Hundred Fifty Thousand (150,000) shares.

(b) The dividend rate applicable to the Preferred Stock, 6.76% Series, shall be six and seventy-six one-hundredths percent (6.76%) per annum.

(c) The Preferred Stock, 6.76% Series, shall be redeemable, in whole or in part, on any date, in the manner provided in paragraph C(ll), at a redemption price equal to the par value thereof and the amount of dividends accumulated and unpaid thereon at the date of redemption, and a redemption premium per share as follows: $8.42 if redeemed prior to November 1, 1973; $6.73 if redeemed on or after November 1, 1973, and prior to November 1, 1978; $5.04 if redeemed on or after November 1, 1978, and prior to November 1, 1983; and $3.35 if redeemed on or after November 1, 1983; provided, however, that the shares of the 6.76% Series shall not be redeemable prior to

November 1, 1973 from the proceeds of any refunding of shares of the 6.76% Series through the incurring of debt, or through the issuance of any preferred stock of this corporation, whether now or hereafter authorized, ranking equally with or prior to the shares of the 6.76% Series as to dividends or on liquidation, if such debt has an effective interest cost or such preferred stock has an effective dividend cost to this corporation of less than the effective dividend cost to this corporation of shares of the 6.76% Series (effective interest cost and effective dividend cost to be determined in each case in accordance with accepted financial practice).

F.   **Preemptive Rights**

No holder of shares of any class of stock of this corporation shall have any preemptive right or other right to subscribe for, purchase or receive any stock or securities convertible into stock of this corporation which may be authorized, issued or acquired from time to time hereafter; and the Board of Directors, as and when it may deem advisable, may dispose of all or any portion of such stock or securities convertible into stock, free from any such right, for money or other lawful consideration, whether by sale, exchange, offering to shareholders, or any other lawful means. The provisions of this Part F shall not impair any conversion right of any such convertible securities or any other right authorized by the Board of Directors to purchase or exchange, or to receive any distribution of, any securities of the corporation.

G.   **Requisite Votes on Amendments to Articles, Merger and Consolidation**

(1) **Amendments to Articles of Incorporation**

Subject to any applicable voting rights of the holders of Preferred Stock or any series thereof pursuant to the provisions of paragraphs C(6)(a), C(7) or D(l), or mandatory provision of law, the requisite affirmative vote for adoption of amendments to the Articles of Incorporation of the corporation is the affirmative vote of the holders of two-thirds of all shares of Common Stock then outstanding and entitled to vote.

(2) **Merger or Consolidation**

Subject to any applicable voting rights of the holders of Preferred Stock or any series thereof pursuant to the provisions of paragraphs C(6)(a), C(8)(b) or D(l), or mandatory provision of law, the requisite affirmative vote for approval of any plan of merger or consolidation of the corporation with or into any other corporation, or for authorization of the sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation, is the affirmative vote of the holders of two-thirds of all shares of Common Stock then outstanding and entitled to vote; provided, that no vote of the shareholders shall be required for the merger into the corporation of a company if at least ninety percent (90%) of such company's outstanding shares of each class are owned by the corporation prior to the merger.

(3) **No Election to Reduce Requisite Vote In Effect Under 1969 Wisconsin Statutes**

The adoption of these Restated Articles of Incorporation is not intended and shall not be construed as an election of any smaller affirmative voting requirements in respect to amendments to the Articles of Incorporation of this corporation or in respect to merger or consolidation, than the affirmative voting requirements in effect at December 31, 1970 under the provisions of the Wisconsin Business Corporation Law, Chapter 180 of the 1969 Wisconsin Statutes, except as permitted in the proviso to paragraph G(2).

IV. QUORUM

Except as otherwise provided by law or in or pursuant to the provisions of Article III, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If, for any reason, such quorum shall not be represented at any meeting, the meeting may be adjourned from time to time by the shareholders represented at such meeting. At any adjourned meeting at which the requisite amount of shares shall be present in person or by proxy, any business may be transacted which might have been transacted at the meeting as originally called.

V. CLASSIFICATION OF DIRECTORS

The general powers, number and classification of Directors shall be as set forth in Article III, Sections 1, 2, 3 and 4 of the By-Laws (and as such Sections shall exist from time to time) and such Article III, Sections 1, 2, 3 and 4 of the By-Laws, or any provision thereof, shall be amended, altered, changed or repealed only by the affirmative vote of shareholders possessing at least three-fourths of the voting power of the then outstanding shares of all classes of stock of the corporation generally possessing voting rights in elections for Directors, considered for this purpose as one class; provided, however, that the Board of Directors, by a resolution adopted by the Requisite Vote (as defined herein), may amend, alter, change or repeal Sections 1, 2, 3 and 4 of Article III of the By-Laws, or any provision thereof, without the vote of the shareholders. As used herein, the term "Requisite Vote" shall mean the affirmative vote of at least two-thirds of the Directors then in office plus one Director.

Any Director may be removed from office, but only for cause as hereinafter defined, by the affirmative vote of shareholders possessing at least a majority of the voting power of the then outstanding shares of all classes of stock of the corporation generally possessing voting rights in elections for Directors, considered for this purpose as one class; provided, however, that if the Board of Directors by a resolution adopted by the Requisite Vote shall have recommended removal of a Director, then the shareholders may remove such Director from office by the foregoing vote without cause. As used herein, the meaning of "cause" shall be construed to exist only if the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation in a matter which has a materially adverse effect on the business of the corporation, and such adjudication is no longer subject to direct appeal.

Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, though less than a quorum of the Board of Directors, or by a sole remaining Director. Any Director so elected shall serve until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified.

The provisions of this Article V, notwithstanding any other provisions of these Restated Articles of Incorporation, shall be amended, altered, changed or repealed only by the affirmative vote of shareholders possessing at least three-fourths of the voting power of the then outstanding shares of all classes of stock of the corporation generally possessing voting rights in elections for Directors, considered for this purpose as one class.

Notwithstanding the foregoing and the provisions of the By-Laws of the corporation, whenever the holders of any one or more series of Preferred Stock issued by the corporation, pursuant to Article III hereof, shall have the right, voting separately as a class or by series, to elect Directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the series of Preferred Stock applicable thereto, and such Directors so elected shall not be divided into classes unless expressly provided by the terms of the applicable series.

VI. EFFECT OF HEADINGS

The descriptive headings of the several articles, parts, paragraphs and subdivisions in these Restated Articles of Incorporation were formulated, used and inserted herein for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

VII. REGISTERED HOLDERS

The corporation shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in any such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

VIII. REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is 700 North Adams Street, P. 0. Box 19001, Green Bay, Wisconsin 54307 and the name of its registered agent at such address is J. H. Liethen. (*R. H. Knuth became registered agent on July 2, 1979.*)

ARTICLES OF AMENDMENT
TO
RESTATED ARTICLES OF INCORPORATION
OF
WISCONSIN PUBLIC SERVICE CORPORATION

Pursuant to Sections 180.0602 and 180.1002
of the Wisconsin Business Corporation Law.

The undersigned officer of Wisconsin Public Service Corporation, a corporation organized and existing under and by virtue of the laws of the State of Wisconsin, does hereby certify:

FIRST: The name of the corporation is WISCONSIN PUBLIC SERVICE CORPORATION (the "Corporation").

SECOND: The Board of Directors of the Corporation, at a meeting duly called, held and convened on June 9, 1993, at which a quorum was present and voting, did adopt a resolution authorizing the creation of a series of Preferred Stock to be known as Preferred Stock, 6.88% Series, and the following is a true copy of the original of said resolutions:

RESOLVED, that a new series, the distinguishing designation of which new series is "6.88% Series" of the presently authorized but unissued Preferred Stock, of the par value of One Hundred Dollars ($100.00) per share, of this Corporation be and it hereby is established upon the terms as set forth in the following paragraph (6) which, pursuant to paragraph D(3) of Article III of the Restated Articles of Incorporation of this Corporation, as amended, shall be deemed added to Part D of said Article III:

(6)   Variable Terms of 6.88% Series

(a)   The number of authorized shares of the Preferred Stock, 6.88% Series, is One Hundred Fifty Thousand (150,000) shares.

(b)   The dividend rate applicable to the Preferred Stock, 6.88% Series, shall be six and eighty-eight one-hundredths percent (6.88%), as a percentage of the $100.00 par value thereof, per annum or $6.88 per share per annum, and the date from which such dividends shall be cumulative shall be the date of first original issue of shares of the 6.88% Series. The first dividend payment date shall be August 1, 1993.

(c)   The Preferred Stock, 6.88% Series, shall not be redeemable prior to June 1, 2003. On or after June 1, 2003, the Preferred Stock, 6.88% Series, shall be redeemable, in whole or in part, on any date in the manner provided in paragraph C(11), at a redemption price equal to $100 per share and the amount of dividends accumulated and unpaid thereon at the date of redemption and a redemption premium per share as follows:

Redemption Date	Redemption Premium
On or after June 1, 2003 and prior to June 1, 2004	$3.44
On or after June 1, 2004 and prior to June 1, 2005	$3.10
On or after June 1, 2005 and prior to June 1, 2006	$2.75
On or after June 1, 2006 and prior to June 1, 2007	$2.41
On or after June 1, 2007 and prior to June 1, 2008	$2.06
On or after June 1, 2008 and prior to June 1, 2009	$1.72
On or after June 1, 2009 and prior to June 1, 2010	$1.38
On or after June 1, 2010 and prior to June 1, 2011	$1.03
On or after June 1, 2011 and prior to June 1, 2012	$0.69
On or after June 1, 2012 and prior to June 1, 2013	$0.34
On June 1, 2013 and thereafter	None

(d)   The preferential amount payable with respect to shares of the Preferred Stock, 6.88% Series, in the event of voluntary liquidation, dissolution or winding up, as generally provided in paragraph C(2), shall be an amount equal to the redemption price applicable at the date of distribution, as set forth in the preceding subdivision (c); and the preferential amount payable with respect to shares of the Preferred Stock, 6.88% Series, in the event of involuntary liquidation, dissolution or winding-up, as generally provided in paragraph C(2), shall be an amount equal to $100 per share and accumulated unpaid dividends (whether or not earned or declared) to the date of distribution.

(e) No sinking fund or redemption or purchase account, and no privilege of conversion, is established hereby in respect to the shares of the Preferred Stock, 6.88% Series.

(f) The shares of Preferred Stock, 6.88% Series, shall have the same voting rights, and shall be subject to the same limitations of voting rights, as are set forth in paragraphs (6), (7), (8) and (9) of Part C of this Article III, which paragraphs are hereby incorporated herein by reference. The shares of Preferred Stock, 6.88% Series, shall not be subject to the provisions of Section 180.1150 of the Wisconsin Business Corporation Law.

THIRD: The number of shares of Preferred Stock, 6.88% Series, created is 150,000.

FOURTH: None of the shares of Preferred Stock, 6.88% Series, have been issued.

FIFTH: The amendment set forth above was adopted on June 9, 1993.

SIXTH: The aforementioned amendment of the restated Articles of Incorporation of the Corporation, as previously amended, was adopted by the Board of Directors of the Corporation in accordance with Section 180.1002 of this Wisconsin Business Corporation Law, and shareholder action was not required.

IN WITNESS WHEREOF, these Articles of Amendment are made under the seal of said Wisconsin Public Service Corporation, and signed by Robert D. Valesano, its Vice President this 9th day of June, 1993.

/s/ Robert D. Valesano
[Corporate Seal]   Robert D. Valesano, Vice President

                         Attest: /s/ Robert H. Knuth
                                        Robert H. Knuth, Secretary

This document was drafted by Michael S. Nolan of Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Exhibit 5

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

CLIENT/MATTER NUMBER
086120-0811

July 2, 2012

Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54307-9001

Ladies and Gentlemen:

      We have acted as counsel for Wisconsin Public Service Corporation, a Wisconsin corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-3 (the "Registration Statement"), including the prospectus constituting a part thereof (the "Prospectus"), to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement and the Prospectus relate to the proposed issuance and sale from time to time pursuant to Rule 415 under the Securities Act of up to $30,000,000 aggregate par value of one or more series of preferred stock, par value $100 per share, of the Company (the "Preferred Stock) and/or depositary shares, each representing an interest in a fractional share of Preferred Stock of a specified series (the "Depositary Shares" and together with the Preferred Stock, the "Securities"). The Prospectus provides that it will be supplemented in the future by one or more supplements to such Prospectus (each, a "Prospectus Supplement").

      We have examined the Registration Statement, the Restated Articles of Incorporation of the Company (the "Articles") and the By-laws of the Company. We have also examined the corporate proceedings taken by the Board of Directors of the Company to authorize the filing of the Registration Statement and the issuance of the Securities, as well as such other documents, records and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. In addition, we are familiar with the proceedings by which such instruments and the transactions contemplated thereby were authorized by the Company. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates and instruments submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have, among other things, relied upon certificates of public officials and, as to various factual matters, certificates of officers of the Company.

      Based upon and subject to the foregoing, and assuming that (a) the Registration Statement and any amendments thereto (including post-effective amendments) will have become effective and comply with all applicable laws; (b) the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement; (c) a Prospectus Supplement, pricing supplement or term sheet will have been prepared and filed with the Securities and Exchange Commission describing the Securities offered thereby that complies with all applicable laws; (d) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the

BOSTON   JACKSONVILLE   NEW YORK   SAN FRANCISCO   TOKYO
BRUSSELS   LOS ANGELES   ORLANDO   SHANGHAI   WASHINGTON, D.C.
CENTURY CITY   MADISON   SACRAMENTO   SILICON VALLEY
CHICAGO   MIAMI   SAN DIEGO   TALLAHASSEE
DETROIT   MILWAUKEE   SAN DIEGO/DEL MAR   TAMPA

FOLEY

FOLEY & LARDNER LLP

manner stated in the Registration Statement and the appropriate Prospectus Supplement; and (e) a definitive purchase, underwriting, agency or similar agreement with respect to any Securities offered or issued will have been duly authorized and validly executed and delivered by the Company and the other parties thereto, we are of the opinion that:

       1.   The Company is a validly existing corporation under the laws of the State of Wisconsin.

       2.   With respect to shares of Preferred Stock, when (A) the Board of Directors of the Company or a duly constituted and acting committee thereof (such Board of Directors or committee being hereinafter referred to as the "Board") has taken all necessary corporate action to approve the issuance of and the terms of the offering of the shares of Preferred Stock and related matters, so as not to violate any applicable law, rule or regulation or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (B) the Preferred Stock has been duly established by the Board in accordance with the terms of the Articles and applicable law; (C) the issuance of the Preferred Stock has been duly authorized by the Public Service Commission of Wisconsin; and (D) certificates representing the shares of Preferred Stock have been duly executed, countersigned, registered and delivered as contemplated by the Registration Statement and the appropriate Prospectus Supplement relating thereto, and in accordance with the applicable definitive purchase, underwriting or similar agreement approved by the Board, against payment of the consideration provided for therein, the shares of Preferred Stock will be validly issued, fully paid and nonassessable.

       3.   With respect to the Depositary Shares, when (A) the terms of the issuance and sale of particular Depositary Shares and the Preferred Stock underlying such Depositary Shares and related matters have been duly authorized and approved by all necessary action of the Board; (B) the Preferred Stock underlying such Depositary Shares have been duly established by the Board in accordance with the terms of the Articles and applicable law; (C) the issuance of the Preferred Stock and the Depositary Shares has been duly authorized by the Public Service Commission of Wisconsin; (D) the Company and the depositary duly execute and deliver a deposit agreement which establishes the specific terms of such Depositary Shares; (E) the terms of the Depositary Shares have been established so as not to violate any applicable law, rule or regulation or result in a default under or a breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; and (F) the depositary receipts, which are the certificates evidencing or representing the Depositary Shares, have been duly executed, countersigned (if required), authenticated (if required), registered (if required), issued and delivered as contemplated by the Registration Statement and the appropriate Prospectus Supplement relating thereto, and in accordance with the deposit agreement and the applicable definitive purchase, underwriting or similar agreement approved by the Board relating to such



FOLEY & LARDNER LLP

issuance, against payment of the consideration provided for therein, the Depositary Shares will be validly issued, fully paid and nonassessable.

The opinions expressed above are subject to the qualification that the enforceability of any contract or agreement or of any security or other instrument issued thereunder may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the enforceability of creditors' rights generally and to court decisions with respect thereto, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the Prospectus forming a part thereof.

Very truly yours,

/s/ Foley & Lardner LLP

FOLEY & LARDNER LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2012, relating to the consolidated financial statements and financial statement schedule of Wisconsin Public Service Corporation and subsidiary appearing in the Annual Report on Form 10-K of Wisconsin Public Service Corporation for the year ended December 31, 2011, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

July 2, 2012